

August 13, 2014

<u>Via E-mail</u>
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

> **RE:** **Bioshaft Water Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 5, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed August 11, 2014**
> **File No. 0-52393**

Dear Mr. Yassine:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You indicated that during the fiscal years ended April 30, 2013 and 2012 and "prior to" July 29, 2014, you did not consult KLJ & Associates, LLP. Please amend your filing to specifically state whether, during your past two fiscal years "and through" July 29, 2014, you consulted KLJ & Associates, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

3.   In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant